

12060951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41948

8-41948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Investment Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Broadhollow Road
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. DeBlanc (504)533-5379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary, and Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 500	Glen Allen	Virginia	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Joseph DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investment Services, L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent J. Sheppard
NOTARY PUBLIC
State of Louisiana
Louisiana State Bar #28760
My Commission is for life



Notary Public



Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Financial Statement

Year Ended December 31, 2011
With Report of Independent Accountants

SEC ID 8 – 41948

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.


Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Table of Contents

»Keiter
Your Opportunity Advisors

Independent Accountants' Report

The Member and Board of Directors
Capital One Investment Services LLC
Melville, New York

We have audited the accompanying statement of financial condition of Capital One Investment Services LLC (the "Company") as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital One Investment Services LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.



February 22, 2012
Glen Allen, Virginia


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Statement of Financial Condition

		December 31, 2011
Assets:		
Cash on deposit with affiliated company	$	2,260,809
Cash segregated under federal regulations		1,938,746
Investment in money market mutual fund		27,499,753
Deposit with clearing broker		110,007
Commissions receivable from clearing broker and others		946,316
Furniture and equipment, net		122,095
Brokerage intangible, net		1,753,693
Due from affiliates		1,441,083
Other assets		15,390
Total assets	$	36,087,892
Liabilities:		
Commissions payable to brokers and dealers	$	617,639
Payable to investment companies		1,938,746
Due to affiliates		5,594,502
Income tax payable to affiliate		1,564,231
Deferred tax liability		627,582
Other liabilities		198,881
Total liabilities		10,541,581
Member's equity:		
Member's equity		25,546,311
Total member's equity		25,546,311
Total liabilities and member's equity	$	36,087,892

See accompanying notes to financial statement.

CAPITAL ONE INVESTMENT SERVICES LLC

(A Wholly Owned Subsidiary of Capital One, National Association)

Notes to Financial Statement

Note 1—Organization

Capital One Investment Services LLC (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). CONA is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the "Clearing Broker") that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The Clearing Broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the Clearing Broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Cash on Deposit with Affiliated Company and Cash Segregated under Federal Regulations

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

Investment in Money Market Mutual Fund

The Company records its investment in the money market mutual fund at cost which approximates fair value due to its short-term nature. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidance.

Furniture and Equipment

Furniture and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation on furniture and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 19 years.

Brokerage Intangible

The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

The Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. Impairment losses are recognized in the period of determination. The Company did not record an impairment charge in 2011.

Income Taxes

The Company is a disregarded entity for tax purposes. As a disregarded entity, the Company does not have individual tax status but is treated as a division of the single member for federal and state income tax purposes.

The operations of the Company are included in the consolidated federal and combined state and local income tax returns filed by Capital One. Tax expenses or benefits are allocated among members in the consolidated group on a separate return basis.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2011.

Benefit Plans

The Company's employees are included in the employee benefit plans maintained by Capital One, subject to the provisions of the respective plans. Costs associated with these plans are allocated directly to the Company.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2012. Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

Note 3—Fair Value of Financial Instruments

In accordance with the accounting guidance for fair value measurements, the Company carries all of its investment securities at fair value. The accounting guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. There are no material assets or liabilities recognized or disclosed at fair value for which the accounting guidance has not been applied.

U.S. GAAP defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price), and provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable.

Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
- Level 3—Valuation is based on unobservable inputs. These unobservable inputs reflect the Company or fund's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of third party pricing services, option pricing models, discounted cash flow models and similar modeling techniques.

All of the investments held by the Company fall into Level 1 and are recorded at cost which approximates fair value due to their short-term nature. The Company does not have any financial liabilities within the scope of the accounting guidance.

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2011			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 27,499,753	$ —	$ —	$ 27,499,753
Total securities owned	$ 27,499,753	$ —	$ —	$ 27,499,753

Note 4—Furniture and Equipment

The following table presents a summary of furniture and equipment, net:

	Year Ended December 31, 2011
Furniture and equipment	$ 937,759
Accumulated depreciation	(815,664)
Total furniture and equipment, net	$ 122,095

Note 5—Income Taxes

As of the beginning and ending of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The company is expecting the IRS to begin its audit of Capital One's federal income tax returns for the years 2009 and 2010 sometime in the beginning of 2012. It is reasonably possible that a settlement of the audits may be made within twelve months of the reporting date; however, the outcome is not expected to have a material impact on the financial results of the Company.

Note 6—Related Party Transactions

The Company markets and sells certain non-deposit investment products to the public, including customers of CONA, from certain branch premises.

Various administrative expenses are paid on the Company's behalf by CONA. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. The balance due to and from affiliated companies are intercompany balances that are settled periodically throughout the year.

Note 7—Brokerage Intangible

As a result of the November 16, 2005 acquisition of CONA by Capital One the Company recorded a brokerage intangible asset of $5,000,000, which was presented net of accumulated amortization of $3,246,307 at December 31, 2011.

Note 8—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

Note 9—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2011, the Company had no such liabilities.

Note 10—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

Note 11—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 12—Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $21,167,625 which was $20,468,176 in excess of the required minimum net capital of $699,449. The Company's net capital ratio was 0.50 to 1.

In addition, pursuant to an agreement between the Company and the District Committee for District No. 10 of the FINRA, dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Member and Board of Directors
Capital One Investment Services LLC
Melville, New York

In planning and performing our audit of the financial statement of Capital One Investment Services LLC (the Company"), as of December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph to this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2012
Glen Allen, Virginia